Good afternoon, I hope you are well. I wanted to give you an update about the exciting things happening at Voi. Since my last update:

- the US Air Force contract has started up again after an 8-month delay due to Covid
- we completed development of Voi Reach and demonstrated its functionality to the Department of Veterans Affairs (VA) in April
- we started a pilot at Shaw Air Force Base
- we started a pilot with the South Carolina Department of Corrections
- we are starting a large pilot with Wellpath in 19 of their facilities around the country
- we are finalizing a contract with Frontier Psychiatry to provide remote mental healthcare to all hospitals in Montana (with a plan to expand to Wyoming, South Dakota, North Dakota, Idaho, and Alaska in the next few years)
- we are negotiating a contract with the Vermont Department of Corrections
- the Arizona, Pennsylvania, and Rhode Island National Guard has reached out to us to develop a proposal to use Voi Reach in these 3 states starting this fall
- we are in advanced negotiations to partner with NTT West (large telecommunications company) in Japan to develop a Japanese version of Voi Reach
- we were just selected to participate in the MassChallenge – a global accelerator program for startups

I also wanted to share the exciting news that due to our growing traction in the military, VA, and corrections, Voi is getting ready to rapidly expand our sales in these verticals. To achieve this growth, Voi is beginning the cloud computing certification programs needed to receive authority to operate (ATO) on governmental IT infrastructure. Successful completion of these programs will allow for state-wide deployments in correctional systems and the ability to become a program of record in the federal government. For these reasons, we are now seeking to raise $3M this quarter to cover the cost of these programs and to hire the required additional developers, IT security folks, and database personnel needed to achieve and maintain these certifications. In addition, Voi will use these funds to hire already identified and highly experienced individuals to fill the critical COO/CFO and governmental sales/contracting positions. I have attached a copy of our pitch deck for your review.

I have been in talks with several firms and have begun due diligence with five of them regarding this raise. In addition, because the tragedy of suicide touches nearly all American, our team believes a crowd funding campaign will be highly successful. We launched this campaign today at https://wefunder.com/voiinc. We plan on raising some of the money outside of WeFunder and the remainder through the WeFunder campaign.

WeFunder will create a special purpose vehicle (SPV) for this raise with one lead investor (the smaller investors all agree to follow the lead's advice and decisions). Our cap table will only show one new line. I would be happy to chat with you if you have any questions on how WeFunder works.

WeFunder highly recommends the following to attract more sophisticated investors and to close the campaign out more quickly:

- statements of support (vouching) from our current investors and
- having one of you or one of the firms I am currently talking with serve as the lead of the WeFunder campaign (the investment to serve as lead is minimal (> $25k) and any investment over $25k is not “taxed by WeFunder)

You will be receiving an email from WeFunder over the next few days requesting you to vouch for Voi . I hope you will consider doing this. In addition, if you are interested in investing in this round either outside of Wefunder or in the WeFunder campaign (possibly serving as the lead) please let me know and we can set up a call.

We are very excited about the future of Voi and look forward to the next few months as we expand our sales pipeline and drive Voi to the next level of success.

Thank you in advance for your time and consideration.